BIRCHTECH CORP.

1810 Jester Drive

Corsicana, Texas 75109

February 9, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jane Park

Re:	Birchtech Corp.

Registration Statement on Form S-1, as amended

Originally Filed January 13, 2026

File No. 333-292701

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Birchtech Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Standard Time, on Wednesday, February 11, 2026, or as soon thereafter as possible. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please notify Alexander M. Schwartz of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (312) 499-6369 as soon as possible as to the time the registration statement has been declared effective pursuant to this acceleration request.

Very truly yours,

BIRCHTECH CORP.

By:	/s/ Richard MacPherson
Name:	Richard MacPherson
Title:	President, Chief Executive Officer, Secretary and Chairman

cc: Alexander M. Schwartz , Sheppard, Mullin, Richter & Hampton LLP